September 22, 2025

Kim Kwan Kings WONG
Chief Executive Officer
Top Wealth Group Holding Limited
Units 714 & 715
7F, Hong Kong Plaza
118 Connaught Road West
Hong Kong

       Re: Top Wealth Group Holding Limited
           Registration Statement on Form F-1
           Filed September 18, 2025
           File No 333-290351
Dear Kim Kwan Kings WONG:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed September 18, 2025
Cover Page

1. We note the cross-reference to a risk factor in the nineteenth paragraph of the cover page. However, the filing does not appear to include the risk factor. Please advise or revise.
2.     Please identify the placement agent in your next amendment.
Overview, page 2

3. We note the disclosure on page 4 that on July 17, 2025 that the company issued a press release announcing the approval of a proposed 1-for-90 share consolidation of
       the company   s Class A Ordinary Shares and Class B Ordinary Shares, at
the opening
 September 22, 2025
Page 2

       of trading on July 21, 2025, the Class A Ordinary Shares began trading on a post-
       Share Consolidation basis on the Nasdaq Capital Market under the same symbol, and that the objective of the share consolidation was to enable the company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain listing on the
       Nasdaq Capital Market. Please ensure that you have updated the disclosure
       throughout your filing about listing on the Nasdaq Capital Market. In this regard, we note the disclosure on page 33 that on December 9, 2024, the company received a notice from Nasdaq about the failure to comply with the minimum closing bid price requirement and that the company has until June 9, 2025 to regain compliance with
       Nasdaq   s minimum bid price requirement.
Regulatory Developments in the PRC, page 5

4. We note your response to prior comment 4. Please specifically discuss risks arising from the legal system in China, including the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
If we fail to meet applicable listing requirements, page 33

5. We note a recent proposal by the Nasdaq to amend its listing standards may impose additional hurdles for companies operating principally in China (including Hong
       Kong and Macau) and that these proposed changes include an accelerated process for suspending and delisting companies with a listings deficiency that also have a market value of listed securities below $5 million. Please revise your risk factor to address the potential effects this proposal could have on your ability to maintain a listing on the Nasdaq National Capital Market Exchange.
6. Please expand the disclosure about Nasdaq delisting to discuss whether and how the offering will affect your ability to regain and/or maintain compliance with the listing rules.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any questions.
 September 22, 2025
Page 3



                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Manufacturing
cc:   Lawrence S. Venick, Esq.